

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Mala Murthy
Chief Financial Officer
Teladoc Health, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2020**
> **Filed March 1, 2021**
> **File No. 001-37477**

Dear Ms. Murthy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences